March 11, 2010

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Resource America, Inc.
Form 10-K for the year ended September 30, 2009
Filed December 14, 2009
File No: 000-04408
CIK No.:  0000083402

Dear Ms. Van Doorn:

Reference is made to your letter dated February 25, 2010 with respect to the above-referenced filing.  On behalf of Resource America, Inc. (the “Company”), this letter is to respond to the comments set forth therein.  For your convenience, we first restate your comments in italics and then provide the Company’s response.

Item 1A.  Risk Factors

Risks Related to Our Business Generally, page 10

1.
In future filings, please add a separate risk factor to address reductions in your credit facilities, per your disclosure under the Credit Facilities subheading beginning on page 8, and the corresponding impact that such reductions may have on your ongoing operations.  Please tell us how you intend to comply.

In future filings, the Company will add a new risk factor to the referenced section concerning reduction in credit facilities, modified as necessary to reflect the then-existing status of those facilities.

Based upon information available as of the filing of the Company’s Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”), the text of the risk factor would be as follows:

“Reductions in the borrowing capacity under our credit facilities may reduce our ability to acquire assets, may require us to sell assets and, as a result, reduce our earnings or cause us to incur losses.

As of December 1, 2009, we had two principal credit facilities, one with PNC Bank and one with TD Bank.  The maximum amount of the PNC facility will be reduced as of result of a series of amendments to $125 million by December 30, 2009 and to $115 million by January 19, 2010.  Under the terms of the TD Bank facility, the maximum facility amount reduced to $20 million at November 6, 2009 and will further reduce to $15 million by June 30, 2010.  These reductions, and any other reductions that may occur in the future, could require us to sell assets to raise cash or seek alternative financing arrangements to meet our obligations.  Further, we may not be able to obtain replacement financing on similar terms, or at all.  Failure to obtain comparable financing could result in increased financing costs, and failure to obtain replacement financing could require us to sell assets.  As a result, reductions in borrowing capacity under our credit facilities could reduce our net operating income and earnings, or could result in us incurring losses.  Moreover, even if a reduction is to an unused portion of a facility, it will reduce our ability to increase our assets under management and, accordingly, our ability to increase our net revenues and earnings.

Declines in the market values of our investments, page 10

2.
We note your reference in this subcaption to the impact that market value declines may have on your ability to make distributions; however, we were unable to locate disclosure in this section regarding the impact upon the company’s current or future ability to make distribution payments.  In future filings, please revise to discuss this impact.  Also tell us how you intend to comply.

The Company has advised us that the reference to “distributions” was incorrect.  As discussed in the text of the risk factor, the potential effect would be to reduce earnings and the availability of credit.  Accordingly, the Company will revise the caption to read as follows:

“Declines in the market values of our investments may reduce our earnings and the availability of credit.”

Part II.

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 16

3.
Please revise your disclosure in future filings, as applicable, to describe any limitations in your credit facilities that restrict your ability to make fund dividend payments in accordance with Item 201(c)(1) of Regulation S-K.  To the extent you believe the limitations are not material, please tell us.

The Company had previously disclosed its dividend restrictions on page 37 of the 2009 10-K.  The Company, however, acknowledges the requirement to present this information in Item 5 and will, accordingly, insert the following paragraph in Item 5 in future filings:

“Until our 12% senior notes due 2012 are paid in full, retired or repurchased, we cannot declare or pay future quarterly cash dividends in excess of $0.03 per share without the prior approval of all of the holders of the senior notes unless basic earnings per common share from continuing operations from the preceding fiscal quarter exceeds $0.25 per share.  There are no restrictions imposed on the declaration of dividends under any of our credit facilities.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview page 19

4.
We note your disclosure beginning on page 10 in the Risk Factor section and throughout your filing regarding the impact that adverse economic market conditions have had on your operating results.  We further note your disclosure on page 11 regarding the complexities of asset management under current market conditions and your disclosure elsewhere in the filing regarding your debt maturities.  Please tell us what specific impact, if any, current trends and recent events, including those in the real estate and credit markets, have had on your financial condition and results of operations.  Confirm that you will provide similar disclosure in future filings.

The Company respectfully directs the staff’s attention to the third paragraph of “Overview” in which the Company lists and quantifies these effects, as follows:

“As a specialized asset manager, we are affected by conditions in the financial markets and, in particular, have been affected by the recent volatility and reduction in liquidity in the global credit markets which have reduced the revenues from, and the values of, many of the types of financial assets which we manage or own.  These conditions resulted in our recording the following charges during fiscal 2009:

•   a $7.2 million charge, net of tax, from the sale of our interest in Apidos CDO VI;

•   a $4.2 million charge, net of minority interest and tax, to reflect the other-than-temporary impairment of certain investments in CDO issuers with investments in bank loans ($3.2 million, including $1.4 million in Europe) and financial institutions ($998,000);

•   a $5.3 million provision for credit losses, net of tax, which impacted our business segments as follows:  commercial finance ($4.0 million), real estate ($282,000) and financial fund management ($1.1 million); and

•   a $1.2 million charge, net of tax, to reflect our equity losses in the unrealized depreciation in the book value of securities held by our investment entities.

Principally, as a result of these charges, we recorded a net loss of $14.9 million in fiscal 2009 as compared to a net loss of $26.2 million for fiscal 2008 and net income of $3.7 million for fiscal 2007.”

5.
We note from a risk factor on page 13 that sponsorship of new CDOs was impracticable in fiscal 2009 and likely will continue to be impracticable in fiscal 2010.  Please discuss this trend in the MD&A, including the anticipated impact on your operations.  Refer to Item 303(A) (3) (ii) of Regulation S-K and FR-72.

The Company will revise future filings, if current credit market conditions persist, to provide, in “Liquidity,” a discussion of the effects of trends in financing.  As applied to the 2009 10-K, the discussion would be set forth at the end of the sixth paragraph on page 36, and would be as follows (for your convenience, we first restate the sixth paragraph, then provide the additional disclosure):

“If we are unable to renew, replace or expand our sources of financing on substantially similar terms, we may be unable to implement our investment strategies successfully and may be required to liquidate portfolio investments.  If required, a sale of portfolio investments could be at prices lower than the carrying value of such investments, which could result in losses and reduced income.” Moreover, even if we are able to renew or replace our facilities, the interest rate we are able to obtain, and the other costs of those facilities we have to pay, may be materially higher than those under our current facilities, which could reduce our net revenues and earnings.  Also, if we cannot expand our overall financing capacity under those facilities or add new facilities, or if we are unable to raise other funds, including third party investments in our investment funds, our ability to expand the amount of assets we own or which are under management will be limited, and our ability to increase net revenues and earnings will be impaired.

The Company notes that it discusses the specific impact of the inability to obtain financing for its commercial finance segment, real estate segment and financial fund management segment in its 2009 10-K in the last paragraph on page 20, the first paragraph under “Results of Operations: Real Estate” on page 23, and the third paragraph on page 27, respectively as follows:

Commercial Finance:
“During fiscal 2009, we focused our efforts on improving our financial condition by selling investments and reducing our costs by eliminating operating redundancies following conversion of the fiscal 2008 acquisitions and to reduce our staff in light of reduced origination capabilities brought on by the recession and tight debt markets.”

Real Estate:
“We anticipate that the focus of our real estate subsidiary, Resource Real Estate, Inc., will evolve during fiscal 2010 from acquiring and managing performing multifamily assets to acquiring and managing a diversified portfolio of commercial real estate and real estate related debt that has been significantly discounted due to the effects of economic events and high levels of leverage.  We closed Resource Real Estate Investors 7, L.P. in September 2009 after raising $32.5 million.  We have raised approximately $37.3 million through December 4, 2009 (and continue to raise funds) for Resource Real Estate Opportunity Fund, L.P., an offering which invests in discounted real estate and real estate related debt.  We expect to close this fund by December 31, 2009.  We filed a registration statement with the Securities and Exchange Commission for Resource Real Estate Opportunity REIT, Inc. which will further invest in discounted commercial real estate and real estate related debt.  In fiscal 2010, we expect our primary fundraising efforts to focus on this REIT.”

Financial Fund Management:
“Our financial fund management operations have depended upon our ability to sponsor CDO issuers and sell their CDOs.  Although we continue to manage and receive fees from CDO issuers that we formed and sponsored, we do not expect to sponsor any new CDO issuers as a result of current conditions in the global credit markets.  Accordingly, we

1

expect that these management fee revenues will continue to decline.  For risks applicable to our financial fund management operations, see Item 1A “Risk Factors – Risks Relating to Particular Aspects of our Financial Fund Management, Real Estate and Commercial Finance Operations.”

Results of Operations: Commercial Finance, page 20

Revenues – Fiscal 2009 Compared to Fiscal 2008, page 22

6.
You indicate that the significant decrease in finance revenues as a result of the deconsolidation of LCFF is partially offset by ongoing asset management fees, but the increase in fees related to LCFF assets does not appear to be addressed elsewhere in your comparison analysis.  To the extent that you anticipate increased management fees to offset your loss of revenue from the deconsolidation of LCFF, please discuss this and the related amounts.

In future filings, the Company will revise the referenced discussion concerning LCFF to read as follows:

“As a result of the deconsolidation of LCFF, our finance revenues significantly decreased, offset in part by increased management fees.  For the fiscal 2009 period subsequent to the deconsolidation (March to September 30, 2009), LCFF generated $8.8 million of revenues which, because LCFF was no longer consolidated with us, were not recorded in our consolidated statement of operations.  Similarly, we did not record LCFF’s costs and expenses which aggregated $6.9 million in addition to $5.5 million of interest expense.  During the same period, we recorded $1.1 million of management fees from LCFF which, prior thereto, were eliminated in consolidation.”

Liquidity and Capital Resources, page 36

7.
We note that your declared dividends exceeded net cash from operating activities in the fiscal year ended September 30, 2009.  Please tell us the sources of such payments and confirm that you will include similar disclosure in future filings.

We have been advised by the Company that, for fiscal 2009, the Company used its cash reserves to pay dividends.  We have been requested by the Company to advise you that, in future filings, the Company will make similar disclosures as needed.

8.
We note your disclosure beginning on page 8 regarding the maturation of certain of your material debt obligations.  We also note your disclosure on page 7 and throughout your filing regarding the disruptions in the credit markets and unavailability of financing.  In this section, you indicate that you intend to adjust your operations as needed to satisfy your short and long term liquidity needs.  In light of approaching expiration terms of your material agreements, in future filings, please expand your disclosure to discuss in greater detail the impact on your business if you are unable to renew, extend or refinance your borrowings or unable to raise funds at anticipated levels in order to meet your contractual obligations or liquidity requirements.  Please also expand your disclosure in future filings to discuss alternatives for satisfying your capital needs and commitments,  Please tell us how you expect to expand your disclosure accordingly in future filings.  Please refer to Item 303(a)(1) of Regulation S-K.  We may have further comments.

The Company has advised us that, in future filings, it will expand its disclosure of the impact on its business if it is unable to renew, extend or refinance its borrowings or to raise funds at anticipated levels in order to meet its contractual obligations or liquidity requirements, and that it will discuss alternatives for satisfying its capital needs and commitments. Including, but not limited to, the following, as appropriate: (a) reducing operations where credit is unavailable by managing costs and headcount, principally at LEAF, (b) asset sales and other resolutions, including (i) the acceleration of sales of its commercial finance leases and loans that are made in the ordinary course of its business to the investment funds it sponsored and manages as well as sales of lease portfolios to third parties, and (ii) the sale of investment holdings that the Company does not actively manage.  Historically, the Company has sold those assets it does not manage which it deems to be “non-core assets.”  The Company’s non-core assets principally include its legacy real estate portfolio of loans as well as its equity investments in entities that it does not manage, principally its investment in The Bancorp (TBBK) common stock and interests in properties that were acquired through foreclosure. The Company continually evaluates its holdings in its non-core assets to determine whether they should be liquidated.

The Company will also clarify its current obligations as presented in the “Contractual Obligations and Other Commercial Commitments” table on page 37 in future filings by dividing the table into two sections, one disclosing obligations which are with recourse to the Company and the other disclosing obligations which have recourse only to specific assets and not the Company.  The Company has advised us that, of the $157.2 million of contractual obligations due in less than one year as shown in the current table, only $20.5 million is with recourse to the Company and, of that amount, $6.7 million relates to the paydown of the TD Bank facility which was funded with a portion of the proceeds from the 12% senior notes offering.  The balance of the Company’s current obligations, or $136.7 million, is without recourse to the Company and substantially reflects the outstanding borrowings under the PNC Bank facility which, pursuant to an extension, now matures on March 31, 2010.  Please refer to Exhibit A to this response for the revised version of the Company’s Contractual Obligations and Other Commercial Commitments table as of September 30, 2009.

9.
We note from a risk factor on page 10 that the availability of financing for your financial fund management operations has been largely halted.  Please discuss the anticipated effects of this of this lack of liquidity on the operations of your financial fund management segment in future filings and in your response to us.

The Company respectfully directs the staff’s attention to the third paragraph on page 27 of the 2009 10-K (which it has set forth in its response to comment #5 above), where it believes it has discussed these effects.

10.
We note that as of September 30, 2009 you had unrestricted cash of $26.2 million, no availability on your revolving credit facilities at TD Bank and Sovereign Bank and $136.5 million outstanding on your line of credit at PNC Bank due January 29, 2010.  We also note that an amendment to the LEAF facility with PNC in the first quarter of fiscal 2010 further reduced your borrowing capacity.  Please tell us and disclose the terms of this amendment including the amount of the revised borrowing capacity.  With a view toward disclosure in future filings, please also describe management’s plans to repay existing debt with maturities of less than twelve months in the absence of in-place financing as of the date of your filing and negative cash flows from operations in 2009.

The terms of the amendment were summarized in the Company’s quarterly report on Form 10-Q for the quarter ended December 31, 2009.  The Company has advised us that it will include a similar summary in any future summary of the terms of the amendment.

Management’s plans to repay the Company’s short-term obligations is described above in the Company’s response to comment #8.

Operations, page 48

11.	Please revise in future filings to present “net impairment losses recognized in earnings” consistently for each period.

The Company has advised us that, in future filings, it will consistently present “net impairment losses recognized in earnings” in the consolidated statements of operations.

Note 2 – Summary of Significant Accounting Policies, page 52

Deconsolidation of Entities, page 53

12.
We note that in March of 2009 two of LEAF’s investment partnerships formed a joint venture which acquired a portion of LEAF’s interest in LCFF.  In addition, we note that as a result of the transaction LCFF was determined to be a VIE and the primary beneficiary was determined to be the joint venture thus resulting in the deconsolidation of LCFF.  With a view toward expanded disclosure, please clarify the following:

•	the business reasons for the transaction

•	the form and amount of consideration received for LCFF

•	the percentage of LCFF sold versus the amount and character of retained ownership interests

•	the reason no gain or loss was recognized on the transaction

•	a description of the continuing involvement the company has with LCFF.

The Company, as an asset manager, through its subsidiary LEAF, routinely acquires leases and loans for sale to the investment funds it sponsored and manages.  LEAF Commercial Finance Fund, LLC (“LCFF”) was a single member LLC that owned a portfolio of approximately $200 million of leases and loans, and had a $250 million line of credit with Morgan Stanley.  It was formed as a vehicle to hold leases pending their sale to LEAF’s investment funds.  As of February 28, 2009, LEAF was the sole member and the managing member of LCFF and, accordingly, consolidated LCFF.  In March 2009, to effectuate the sale of the LCFF portfolio to its investment funds, LEAF created a second class of membership units, Class B units, re-designated its original interest as Class A units, and sold the Class A units to a limited liability company jointly owned by two of its investment funds for approximately $2.5 million in cash.  The Class A units have a preferred equity interest, described in the Company’s response to comment #17, below, which the Company concluded transferred the entire economic interest in LCFF to the jointly owned limited liability company.  As described in the Company’s response to comment #17, the Company determined that LCFF was a variable interest entity for which the primary beneficiary was the limited liability company and, accordingly, no longer consolidates LCFF with the Company’s financial statements.  Because the sale was at book value, the Company recognized no gain or loss as a result of the transaction.  LEAF continues to be the servicer of the LCFF leases.

In future filings in which the deconsolidation of LCFF is discussed, the Company will expand the disclosure to provide the information in the above paragraph together with the information set forth in the first paragraph of page 21 of the 2009 10-K.

Investments in Unconsolidated Entities, page 53

13.	Please clarify your basis for accounting for general partnership interests under the equity method of accounting, citing relevant rights of the limited partners.

The Company has advised us that it accounts for its investments in the entities it has sponsored and manages under the equity method of accounting since the Company has the ability to exercise significant influence over the operating and financial decisions of these entities as prescribed by Accounting Standards Code (“ASC”) Topic.  These entities are not consolidated by the Company as the limited partners to these entities generally have substantive participating rights, particularly the right to remove the Company as the general partner.

Note 3 – Supplemental Cash Flow Information, page 63

14.	Please clarify why assets are shown as increasing as a result of the deconsolidation.

The presentation in “Non-cash effects from the deconsolidation of Apidos CDO VI and LCFF” reflects the combined balance sheet data of Apidos CDO VI and LCFF as the date these entities were deconsolidated.  Each line item reflects the corresponding amounts that were removed from the Company’s consolidated balance sheet.  The sum of the assets removed equates to the sum of the liabilities and equity that was similarly eliminated as a result of the deconsolidation, and as such, there was no increase in net assets.

Note 7 – Investment Securities Available for Sale, page 68

15.
We note that you consider unrealized losses on investment securities to be temporary.  However, it appears that these securities have been in a loss position for over two years and the fair value is less than half of their original cost basis.  We also note that you say you have the intent and ability to hold these investments until they are fully recovered.  However, you made the same representation in your 2008 10-K then subsequently sold you shares of TBBK at a realized loss.  Please clarify how you determined that your investments in securities available for sale were not other than temporarily impaired.  Specifically discuss how you considered your current liquidity position in the determination that you did not intend to or would not be required to sell the securities.

The Company has invested in two publicly-traded companies, Resource Capital Corp (“RCC”) and TBBK, in addition to its investments in CDO issuers it has sponsored and manages, as follows:

(1)
The CDO securities represent the Company’s investment in CDO issuers that it has sponsored and manages.  The securities held by the respective CDO issuers are sensitive to interest rate and market valuation fluctuations, which accordingly, impact their fair value.  As of September 30, 2009, the Company had 16 such investments – (a) 10 of which had other-than-temporary impairments for their full value  due to credit defaults on the underlying securities and, accordingly, the Company recorded impairment losses of $8.5 million, $14.5 million and $12.6 million in fiscal 2009, 2008 and 2007, respectively; (b) four investments were in a unrealized loss position for more than 24 months and were charged to OCI as management had determined their decline in value to be temporary; and (c) the remaining two investment positions had fair values in excess of their amortized cost.  As of December 31, 2009, two of the four positions that were previously in an unrealized loss position at September 30, 2009 had a fair value in excess of amortized cost.

(2)	The Company held 18,972 shares of TBBK common stock at September 30, 2009.

(3)
RCC is a publicly-traded REIT that the Company sponsored in fiscal 2005.  The Company owns approximately 2.2 million shares, or approximately 8.5%, of RCC’s outstanding common stock, at an average basis of $13.98 per share as of September 30, 2009 and $13.69 as of December 31, 2009.  Through its wholly-owned subsidiary, the Company externally manages RCC pursuant to a management agreement.

The Company has a process for identifying and evaluating whether declines in the fair value of its investment securities available-for-sale are other-than-temporary, which takes into consideration several factors.

These factors include (i) the duration of a significant decline in value, (ii) the liquidity, business prospects and overall financial condition of the issuer, (iii) the magnitude of the decline, (iv) the collateral structure and other credit support, as applicable, and (v) the Company’s intent and ability to hold the investment until the value recovers.  The Company followed this process in analyzing whether certain of the losses incurred by its investment securities available-for-sale were other-than-temporary, as follows:

CDO investments.  The Company has recorded significant impairment charges for particular CDO investments where it expects that it will not fully recover the decline in their fair value.  For its remaining investments, the Company has performed credit and cash flow analyses to support the fair value and believes that the declines in value are temporary, as evidenced by the unrealized appreciation described above.

TBBK.  The Company periodically reviews its non-core assets, such as its investment in TBBK common stock, to determine whether it continues to have the intent to hold these investments until they are fully recovered. The Company considers its investment in TBBK common stock to be non-core as it does not manage assets for nor is it otherwise involved in the business of TBBK and its investment is insignificant (less than 1% of TBBK's outstanding common stock).  While the Company had determined in fiscal 2008 that it would hold its TBBK shares until they recovered, in fiscal 2009, management determined that it would be in the best interests of the Company and its shareholders to redeploy its investment in TBBK to an investment that reflected its core business, and that, the Company believed, would generate a greater return (TBBK does not pay a dividend).  Accordingly, the Company sold 99,318 shares of TBBK in fiscal 2009 at a loss of $393,000 and recorded a charge to earnings for the other-than-temporary impairment loss on its remaining 18,972 shares of TBBK.

RCC.  In connection with its evaluation of its investment in RCC, Company takes into consideration its role as the external manager of RCC.  In fiscal 2005, the Company sponsored RCC through the purchase of 1.0 million shares.  In connection with RCC’s public offering in January 2006, the Company recognized the expectation from the marketplace that it further support RCC and purchased 900,000 shares offered in RCC’s initial public offering.  Upon making both of these investments, the Company recognized that its role as manager and its ownership of shares of RCC were connected and considered the impact that liquidating its position would have in the future on its role as manager.  It therefore made the investments with the expectation and intent that, as manager, it would hold this investment.  The Company believes it has sufficient liquidity to meet its obligations and, if asset sales are required to meet any of its obligations, the Company believes it has sufficient assets to sell (as described in the response to comment #8) other than its investment in RCC in order to meet those obligations.  Accordingly, the Company will continue to reflect its investment in RCC as available for sale.  The Company anticipates that it would re-evaluate its position only at such time as it is no longer the manager for RCC, and as such, would consider it to be a non-core asset.

The Company also considers its role as external manager of RCC when it evaluates its unrealized loss position.  Under the management agreement, RCC pays the Company a base fee and incentive compensation and is reimbursed for out-of-pocket expenses.  Additionally, the management agreement provides that if RCC terminates the Company as the manager, it must pay the Company a termination fee equal to four times the sum of the average base management fee and incentive compensation earned during the two immediately preceding twelve-month periods, which equated to approximately $26.8 million, or $12.21 per share, as of September 30, 2009.  The Company believes that this supports a substantial valuation and takes both the price and management contract valuation into consideration when completing its analysis of its intent to hold its RCC shares on a long-term basis.

In addition, on December 11, 2009, RCC completed a public offering of 10 million shares of its common stock at $4.50 per share, raising net proceeds, after costs, of $43.4 million (as of March 11, 2009, RCC’s closing price was $6.79).  The purpose of this offering was to provide RCC the opportunity to continue to execute a strategy of repurchasing its CDO notes at a significant discount.  Prior to the offering, RCC purchased $29.5 million of CDO notes for $5.8 million, recognizing a gain and increase to its book value of $23.7 million.  Since the offering, RCC has purchased an additional $53.5 million of notes for $24.3 million, recognizing an additional gain of $29.2 million.  RCC expects to deploy the remaining $18.1 million in offering proceeds in the next ninety days.  The Company believes that RCC’s ability to raise capital and execute this strategy has directly contributed to the recent positive price performance of RCC’s stock and that this strategy, and management’s other strategies discussed in the 2009 10-K, should continue to enhance that performance.  As the external manager of RCC, the Company believes it has significant insight into and transparency related to RCC’s strategy and potential opportunities.  The Company believes that this supports its ability to evaluate its RCC investment differently than an unrelated, non-core investment and factors this in when determining that its investment in RCC is not other-than-temporarily impaired.

Note 8 – Investments in Unconsolidated Entities, page 69

16.
We note that you are entitled to incentive distributions in four of the Trapeza partnerships you manage and that you are subject to a potential clawback to the extent that such distributions exceed cumulative net profits.  Please clarify to us and in future filings how you account for incentive fees earned in interim periods prior to the end of the measurement period specified in the partnership agreements.  Refer to ASC 605-20-S99-1.

The Company accounts for performance-based incentive fees in interim periods by applying Method 2 of ASC 605-20-S99-1. Under Method 2, an incentive fee is recorded at any point in time based upon a formula as if the contract were terminated at that date. On a quarterly basis (interim measurement date), the Company quantifies cumulative Net Profits/Net Losses as defined under the Trapeza partnership agreements and allocates income/loss to limited and general partners according to the terms of such agreements.

The Company has advised us that it will clarify how it accounts for interim incentive fees earned as set forth above in future filings.

Note 9 – Variable Interests Entities, page 69

17.
We note from the information in footnote 2 that a portion of the company’s investment in LCFF was retained and that LCFF was determined to be a VIE in March of 2009 with the joint venture being the primary beneficiary.  Please describe the basis for that determination and tell us how the company evaluated the need to provide the disclosures related to its remaining investment in the VIE under ASC 810-10-50.

In March 2009, LCFF created a second class of membership units, the Class B units, with the original units being classified as Class A.  The Class B units have voting control over LCFF;  However, the Class A units have a preferred return over the Class B units (described in the next paragraph). LEAF sold its Class A units to a limited liability company owned by two LEAF-sponsored investment funds, while retaining ownership of the Class B units.  The owner of the Class A units (the limited liability company owned by the two sponsored investment funds) provided an additional $7.5 million of capital to LCFF through the purchase of additional Class A units, giving it a total capital investment in LCFF of $10 million.

In its determination of who is the primary beneficiary of LCFF, the Company considered the following factors:

(1)	LEAF will receive management fees to service the portfolio of leases owned by LCFF. The fees are based, however, on the size of the portfolio and not the profit or loss generated by the portfolio.

(2)	The risk of loss and right to gains reside with the holders of the Class A units.

(3)
LEAF has no economic interest at risk since its Class B capital account is zero, and it is only allocated income after the Class A units have recovered their capital account with a 20% annual return.  Based upon management’s financial projections, it is unlikely the Class B units will be entitled to any future distributions.

(4)
The interpretive guidance of ASC 810-10-15  discusses the anti-abuse clause and recommends that where (1) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity or to receive the expected residual returns of the entity, or both, and (2) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, the entity should not be consolidated with the equity holder with voting control but rather with the entity that is the primary beneficiary.

The Company concluded that the owner of the Class A units (the limited liability company owned by the two sponsored investment funds) is the primary beneficiary of LCFF and, therefore, that limited liability company should consolidate LCFF, not the Company.

The Company continues to hold all of the Class B units in LCFF for which the Company ascribed no fair value upon the sale of the LCFF Class A units.  Accordingly, the Company believes that there is no disclosure requirement relative to the Company’s remaining investment in LCFF.

Note 12 – Borrowings, page 71

18.
Please discuss the extent to which your current credit facilities have covenants which, in the case of a decrease in value of specified assets, may lead to margin calls or the requirement to deposit additional assets with the lender.  If covenants such as these do exist on your outstanding credit facilities, please disclose the terms of the agreements in future filings.

The Company has advised us that none of its credit facilities have any covenants that, in the case of a decline in value of specified assets, would lead to a margin call or require additional assets to be deposited with the lender

Note 20 – Fair Value of Financial Instruments, page 87

19.	Please clarify your basis for recording receivables from managed entities at fair value, citing relevant accounting literature.

In accordance with ASC 835-30, the Company recorded a discount on certain of its receivable balances from its real estate and commercial finance managed entities due to the extended term of the repayment to the Company.  The discount was computed based on estimated inputs, including the repayment term, which it considered a “Level 3” input for financial statement disclosure in accordance with ASC 820-10-55.

Attached as Annex A is the statement from the Company referred to in your letter.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey

ANNEX A

Resource America, Inc. (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

RESOURCE AMERICA, INC.

/s/ Thomas C. Elliott
By:	Thomas C. Elliott
Chief Financial Officer

Exhibit A –  Contractual Obligations and Other Commercial Commitments Table at September 30, 2009 as revised to reflect amounts that are recourse and non-recourse to the Company.

Contractual Obligations and Other Commercial Commitments

The following tables summarize our contractual obligations and other commercial commitments at September 30, 2009 (in thousands):
		Payments Due By Period
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations:
Recourse to RAI - Other debt (1)	$31,004	$1,716	$27,868	$41	$1,379
Capital lease obligations (1)	684	323	308	53	−
Secured credit facilities (1)	27,079	12,529	14,550	−	−
Operating lease obligations	9,866	2,470	3,685	1,815	1,896
Other long-term liabilities	14,746	3,481	2,020	1,496	7,749
Total contractual obligations	$83,379	$20,519	$48,431	$3,405	$11,024

Non-recourse to RAI - Other debt (2)	$1,057	$182		$400	$455	$20
Secured credit facilities (2)(3)	136,500	136,500	(2)	−	−	−
Total contractual obligations	$137,557	$136,682		$400	$455	$20

Total contractual obligations	$220,936	$157,201		$48,831	$3,860	$11,044

(1)
Not included in the table above are estimated interest payments calculated at rates in effect at September 30, 2009; less than 1 year: $4.5 million; 1-3 years:  $5.8 million; 4-5 years:  $227,000; and after 5 years: $1.6 million.

(2)
Not included in the table above are estimated interest payments calculated at rates in effect at September 30, 2009; less than 1 year: $975,000; 1-3 years:  $89,000; 4-5 years:  $34,000; and after 5 years: none.

(3)	The commercial finance revolving credit facility which is non-recourse to us and is collateralized by the underlying equipment being leased or financed.

		Amount of Commitment Expiration Per Period
	Total	Less than 1 Year	1 – 3 Years		4 – 5 Years		After 5 Years
Other commercial commitments:
Guarantees	$3,263	$3,263	$	−		$-		$-
Standby letters of credit	546	546		−		-		-
Total commercial commitments	$3,809	$3,809	$	−	$	−	$	−